EXHIBIT 4.3

SHARE TRANSFER AGREEMENT

THIS SHARE TRANSFER AGREEMENT (this "Agreement") is made as of the 2nd day of April 2013 (the “Execution Date”), by and among Mainrom Line Logistics Ltd., a public company traded on the Tel Aviv Stock Exchange (“Mainrom”), Kitov Pharmaceuticals Ltd., a private company incorporated under the laws of the State of Israel (the "Kitov"), and all the shareholders of Kitov, as detailed in Schedule A attached hereto (collectively referred to as the “Shareholders”), the controlling shareholder of Mainrom, Sheer Roichman (“Roichman”) and Haiku Capital Ltd. (Israeli Co # 51-3783209) (“Haiku”).

WITNESSETH:

WHEREAS, Roichman, the controlling shareholder of Haiku, is the holder of 71.25% of Mainrom’s issued and outstanding shares;

WHEREAS, Mainrom has no business activity and no liabilities, other than a liability to Roichman in the amount of up to NIS 300,000 representing a loan given to Mainrom by Roichman (including any interest accrued thereon), and other liabilities as detailed in Schedule 5.1.5; and

WHEREAS, the Shareholders desire to assign and transfer 10,000,000 ordinary shares, NIS 0.01 nominal value each, of Kitov (the “Transferred Shares”), which represent 100% of the issued and outstanding share capital of Kitov on a fully diluted basis, to Mainrom (the Transfer of the Transferred Shares shall be performed in two parts as more fully set forth in Section 1.1 below).

WHEREAS, in consideration for the transfer of the Transferred Shares, Mainrom shall issue to the Shareholders ordinary voting shares of Mainrom as follows: at the Closing Mainrom shall issue 17,569,220 ordinary shares of Mainrom representing 66.182% of Mainrom's issued share capital on a fully diluted basis immediately following such issuance, taking into account all options granted under section 1.5 below (the "Closing Options") (the “Closing Issued Shares”); and in addition, subject to Kitov's achievement of the Milestone (defined below), Mainrom shall issue to the Shareholders additional 17,927,776 ordinary shares of Mainrom (the “Additional Shares”) which, together with the Closing Issued Shares and taking into account the Closing Options, but disregarding any future issuance of securities and rights convertible into securities of Mainrom, represent 79.490% of Mainrom's issued share capital on a fully diluted basis, all as more fully set forth in Section1 below (together the “Issued Shares”)(the “Share Exchange”); and

WHEREAS, Kitov, the Shareholders, Roichman and Mainrom desire to effect and perform the Share Exchange pursuant to the terms and conditions more fully set forth in this Agreement; and

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1	Transfer of the Transferred Shares and Issuance of the Issued Shares

1.1	At the Closing, Mainrom shall issue the Shareholders the Closing Issued Shares, and the Shareholders shall transfer the Transferred Shares as follows: (a) 80% (or a lower percentage if required, as shall be determined by Mainrom, in order to finalize the transaction) of the Transferred Shares held by each of the Shareholders (the "Closing Transferred Shares") shall be transferred to Mainrom; and (b) 20% (or a higher percentage corresponding to the increase as set forth in (a) above) of the Transferred Shares held by each of the Shareholders (the "Additional Holdings") shall be transferred to a trustee which shall be mutually agreed following signing and if no such agreement is reached, as shall be determined by Mainrom (the “Additional Holdings Trustee”) which shall hold such Additional Holdings in trust for the sole benefit of Mainrom, pursuant to a trust agreement containing the language provided for in Schedule 1.1, and transfer the Additional Holdings to Mainrom upon the earlier of: (i) the issuance of the Additional Shares to the Shareholders; or (ii) at the lapse of a 28 months period commencing as of the date of the Closing (the "Trustee Transferred Shares").

1.2	For avoidance of doubt, it is hereby clarified that each reference to Mainrom’s shares, under each definition (including Closing Issued Shares, Issued Shares and Additional Shares) shall refer to Mainrom's Ordinary voting Shares.

1.3	Subject to Kitov's completion of a milestone set forth in Schedule 1.3 attached hereto (the "Milestone") within 28 months from the date of the Closing, Mainrom shall, within 14 days as of the completion of the Milestone, issue the Shareholders the Additional Shares.

1.4	The number of Transferred Shares to be transferred by each Shareholder to Mainrom and the number of Issued Shares to be issued by Mainrom to each Shareholder shall be as detailed in Schedule 1.4 attached hereto.

The Issued Shares shall have all the rights and privileges attached to the shares of Mainrom as set forth in Mainrom’s Articles of Association.

1.5	Following the Closing, Mainrom shall (1) grant options to purchase 1,194,616 ordinary shares of Mainrom under the terms and conditions set forth in Schedule 1.5B, to Lior Tamar Investments Ltd., or to any third party (which shall receive a part of options under this section (1) all as shall be designated by Lior Tamar Investments prior to April 22th 2013 and (2) grant Simcha Rock, subject to the adoption by the company of a stock option plan under the provision of section 102 of the Israeli Income Tax Ordinance, an option to purchase 177,467 ordinary shares of Mainrom, and, upon achievement of the Milestone and subject thereto, an option to purchase additional 181,089 ordinary shares of Mainrom, all under the terms and conditions set forth in Schedule 1.5A.

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2	Closing and Delivery

2.1	The closing of the Share Exchange under this Agreement (the “Closing”) shall take place within five (5) days of the completion of the Closing Conditions (as defined below) at the offices of Shibolet & Co. Advocates and Notaries in Tel Aviv, or at such other time or place as the Shareholders and Mainrom may mutually agree (such date is hereinafter referred to as the “Closing Date”). In the event that the Closing Conditions are met, the Share Exchange shall be deemed, for any and all purposes, to be effective as of the date of the Closing. In the event that all the Closing Conditions are not met or waived by the applicable party on or prior to May 31 2013, this Agreement shall terminate and shall be of no force and effect and none of the parties shall have any claims or demands against the other parties with respect hereto, except in the event of a party that has not acted in good faith in order to achieve such Closing Conditions which were not met.

2.2	At the Closing, the transactions set out in Sections 2.3, 2.4, 2.5 and 3 below shall occur, which transactions shall be deemed to take place simultaneously and automatically and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

2.3	The Shareholders shall deliver to Mainrom the following documents:

2.3.1	Original share transfer deeds duly signed and executed by each Shareholder transferring, the respective number of Transferred Shares held by them to Mainrom.

2.3.2	True and correct copies of a resolution of Kitov's board of directors approving the transfer of the Transferred Shares to Mainrom, against issuance of the Issued Shares to the Shareholders.

2.3.3	Any and all approvals and/or waivers and/or consents and/or permits or the like required for the consummation of this Agreement executed by the Shareholders.

2.3.4	A waiver, in the form attached hereto as Schedule 2.3.4, under which JPW PCH LLC's right to purchase assets from Kitov is terminated.

2.4	Mainrom shall deliver to the representative of the Shareholders the following documents:

2.4.1	Shareholders Register reflecting the issuance of the Closing Issued Shares issued to the Nominee Company (Hevra Le'rishumim). The shares will be issued to the Nominee Company for the benefit of a Trustee as shall be indicated by the Shareholders and if not indicated (with a valid bank account) prior to the Closing, as shall be determined by Mainrom.

2.4.2	A resolution of the board of directors of Mainrom issuing the Issued Shares to the Shareholders.

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2.4.3	A resolution of the meeting of the Shareholders of Mainrom approving the transaction hereunder.

2.5	At the Closing, the Shareholders shall transfer to Mainrom the Closing Transferred Shares and shall transfer to the Trustee the Trustee Transferred Shares and Mainrom shall issue each of the Shareholder the Closing Issued Shares in accordance with the allocation among the Shareholders as detailed in Schedule 1.4 attached hereto.

3	Board Composition.

All of Mainrom's currently residing directors, excluding Issac Israel and the external directors, shall terminate their engagement as directors in Mainrom's board of directors (the "Board"). At the Closing (or prior thereto) three (3) directors as detailed in Schedule 3A, shall be appointed either by the Board or by the General Meeting of the Shareholders of Mainrom (the "General Meeting"). Attached hereto as Schedule 3B is a form of the declarations to be executed by such directors prior to the Execution Date.

The Shareholders, together and separately, hereby undertake and warrant to Roichman that until the completion of fund raising by Mainrom (either by way of a private placement or a public offering) in the aggregate amount of at least NIS 15,000,000, they shall vote, at every General Meeting at which the appointment of director(s) suggested by Roichman is on the Agenda of such General Meeting, for the appointment of a director to the Board, the identify of whom shall be delivered in advance of such vote in writing by Roichman to the Shareholders (the "Director Appointment Obligation"). Furthermore, the Shareholders, together and separately, hereby undertake that any sale and/or transfer of Mainrom's securities held by such Shareholders after the Closing, other than a sale during trade on the Tel Aviv Stock Exchange or the sale of all but not less than all of Mainrom’s outstanding share capital to a third party, shall be subject to the obligation of the purchaser of such securities towards Roichman to abide by the Director Appointment Obligation hereinabove.

4	Transfer of the Transferred Shares.

Mainrom shall receive the Transferred Shares on the basis of the representations and/or warranties to Mainrom with respect to the Transferred Shares and/or Kitov which are set out in Section 7 below.

5	Representations and Warranties of Mainrom and Haiku.

5.1	Mainrom hereby represent and warrant to the Shareholders and acknowledge that the Shareholders are entering into this Agreement in reliance thereon, as follows:

5.1.1	(i) this Agreement, when executed and delivered by Mainrom will constitute valid, binding and enforceable obligations of Mainrom, and (ii) the Issued Shares transferred by Mainrom are free and clear of any liens, claims, encumbrances or third party rights of any kind, including without limitation any rights of first refusal, co sale rights preemptive rights and/or other participation rights and are, duly registered in the name of Mainrom in Mainrom’s share register.

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5.1.2	Mainrom's share capital on a pre-Closing, fully diluted basis, as filed with TASE, is attached to this Agreement as Schedule 5.1.2 (“Mainrom's Capital”). Except as set forth in Mainrom'e Capital, there are no outstanding nor promised options, warrants, securities convertible into, exchangeable or exercisable for or evidencing the right to subscribe for equity securities of Mainrom, rights (including conversion, anti-dilution, exchange or preemptive rights, rights of first refusal, share appreciation, profit sharing, phantom share rights, or any similar rights), proxy, voting, transfer restriction or shareholder agreements, or agreements of any kind, or claims, undertakings or promises of any nature whatsoever, orally or in writing, for the purchase, receipt or acquisition from Mainrom or from any other party, of any of its securities. All issued and outstanding securities of Mainrom were issued in accordance with all applicable laws and regulations.

5.1.3	Mainrom's public filings are and as of the Closing Shall be: (a) true and correct and accurately represent Mainrom's business, its capital, assets and obligations; (b) be drafted (if applicable) according to IFRS and the Israeli Securities Law, 1968 and the regulations promulgated thereunder and any applicable instruction and rules of the Israeli Securities Authority; (c) do not include any misleading fact and do not as of the Closing, omit any material and/or extraordinary transaction and/or action and/or event.

5.1.4	On October 23rd, 2012 the Tel Aviv district court approvad the settlement by and among Mainrom and its creditors under Section 350 of the Company's Law - 1999 (the "Settlement"). All publically available documents of Mainrom published by it as of the Settlement and up to the Closing Date, are true and accurate in all material respects.

5.1.5	The current financial obligations and other liabilities of Mainrom towards third parties and/or towards Roichman are as set out in Schedule 5.1.5 attached hereto ("Mainrom's Financial Obligations"). Mainrom's Financial Obligations towards Roichman arise from actual funds directly advanced by Roichman to Mainrom and, for clarification purposes, do not include in kind payments by Roichman. Following the Settlement, Mainrom has not conducted any activities other than as strictly required to meet its reporting obligations to the TASE and, other than as disclosed hereunder,

5.2	Haiku hereby represents and warrants to the Shareholders and acknowledges that the Shareholders are entering into this Agreement in reliance thereon, as follows: (i) this Agreement, when executed and delivered by Haiku will constitute valid, binding and enforceable obligations of Haiku; and (ii) Haiku is wholly owned by Roichman.

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6	Representations and Warranties of Roichman.

Roichman hereby represents and warrants to the Shareholders and acknowledges that the Shareholders are entering into this Agreement in reliance thereon, as follows: (i) Roichman has full power and authority to enter into this Agreement and this Agreement, when executed and delivered by Roichman will constitute valid, binding and enforceable obligations of Roichman in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally; and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; (ii) no other action, consent, approval or authorization is necessary for the due authorization of the execution, delivery and performance of this Agreement and the obligations of Roichman hereunder; and (iii) Roichman holds 5,418,886 ordinary shares, with no nominal value, of Mainrom, constituting on a fully diluted basis taking into account all convertible securities or rights thereto 71.25% of Mainrom's issued and outstanding share capital (the "Roichman Holdings"). The Roichman Holdings are free and clear of any liens, claims, encumbrances, debt or third party rights of any kind, including without limitation any other participation rights and are, duly registered in Roichman's name. To Roichman's best knowledge as the controlling shareholder of Mainrom, following the Settlement, Mainrom has not conducted any activities other than as reported in its filings and as required to meet its reporting obligations to the TASE and.

7	Representations and Warranties of Kitov and the Shareholders.

Kitov and each Shareholder, together and separately, hereby represent, warrant and undertake, separately to Mainrom, Roichman and Haiku and acknowledge that each of the above is entering into this Agreement in reliance thereon, as follows, as of the date of execution hereof and as of the Closing:

7.1	(i) this Agreement, when executed and delivered by Kitov and each Shareholder will constitute valid, binding and enforceable obligations of Kitov and such Shareholder; (ii) the execution, delivery and performance of the obligations of Kitov and each Shareholder hereunder have been duly authorized by all necessary corporate action; (iii) the Transferred Shares transferred by each Shareholders are free and clear of any liens, claims, encumbrances or third party rights of any kind, including without limitation any rights of first refusal, co sale rights preemptive rights and/or other participation rights and are, duly registered in the name of the Shareholders in Kitov's share register; and (iv) The current financial obligations and other liabilities of Kitov towards third parties and/or towards the Shareholders of Kitov are as set out in Schedule 7.10 attached hereto (the "Kitov Financial Obligations"). The Kitov Financial Obligations arise from actual funds directly advanced by the Shareholders to the Company and, for clarification purposes, do not include in kind payments by the Shareholders. Any other agreement and provision notwithstanding, no amount shall be repaid to the Shareholders until the full repayment of all amounts due to Haiku and Roichman as set forth in Section 11 below, other than as set forth in Schedule 7.1 attached hereto, there are no obligations and other liabilities of Kitov towards its Shareholders.

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7.2	Immediately prior to the Execution Date and the Closing Date the authorized share capital of Kitov is as set forth in Schedule A Except as set forth in Schedule 7.2, the Company has not and shall not issue and there are no and there shall not, prior to the Closing Date, be any outstanding shares, options, warrants, preemptive rights or other rights or securities, of any nature whatsoever, convertible into or exchangeable for shares of Kitov, or any other rights, agreements, undertakings, promises or commitments to sell or acquire securities from Kitov. All issued and outstanding share capital of Kitov was duly authorized, and is validly issued and outstanding and is fully paid for and non-assessable, and was issued in compliance with all applicable laws concerning the issuance of securities.

7.3	Kitov and the Shareholders hereby undertake that no later than April 10th, 2013 (the "Delivery Date"), they shall deliver to Mainrom the following: (i) the draft of the Kitov description (Mit'ar) (the "Mit'ar"); (ii) Kitov's Financial Statements as of December 31st, 2012 attached to the Mit'ar (the "Financial Statements"); and (iii) Kitov's Valuation (the "Valuation" and together with Mit'ar and Financial Statements the "Disclosure Documents").

7.4	Kitov further undertakes, represents and warrants that as of the Delivery Date the Disclosure Documents shall: (a) be true and correct and accurately represent Kitov's business, its capital, assets and obligations; (b) be drafted (if applicable) according to IFRS and the Israeli Securities Law, 1968 and the regulations promulgated thereunder and any applicable instruction and rules of the Israeli Securities Authority; (c) do not include any misleading fact and do not as of the Closing, omit any material and/or extraordinary transaction and/or action and/or event; and (d) represent that as of December 31st, 2012 and until the Execution Date and the Closing, Kitov's business was and shall have been conducted in the ordinary course of business.

7.5	Should Kitov fail to deliver the Disclosure Documents until the lapse of the Delivery Date, Mainrom shall be entitled, at its sole discretion, and in addition to and without derogating from any other legal remedy, to terminate this Agreement and neither Kitov nor any of the Shareholders nor anyone on their behalf, shall have any claims and/or contents of any kind or type against Mainrom, its shareholders, directors, officers, advisors, employees and/or successors with respect to such termination.

8	Conditions to Closing by Mainrom

The obligations of Mainrom to receive the Transferred Shares and to issue the Issued Shares are subject to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in whole or in part in writing by Mainrom, which waiver shall be at the sole discretion of Mainrom (the “Mainrom Closing Conditions”):

8.1	The representations and warranties made by Kitov and the Shareholders in Section 6 of this Agreement shall have been true and correct when made and as of the Closing as if made on the date of the Closing;

8.2	Mainrom's board of directors shall have duly approved the transactions contemplated hereunder, including without limitation the issuance of the Issued Shares to the Shareholders.

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8.3	The meeting of the shareholders of Mainrom shall have duly approved: (i) the transactions contemplated hereunder, including without limitation the issuance of the Issued Shares to the Shareholders; (ii) the increase of Mainrom's registered share capital and (iii) the purchase of: (i) a directors and officers (D&O) insurance Policy; and (ii) a professional indemnity insurance policy with an appropriate level of a "Run-off" cover for the benefit of its officers and directors which shall not in any way derogate from the representations regarding Mainrom's Financial Obligations.

8.4	Mainrom shall engage advisors, the identity of which shall be agreed between Mainrom and Kitov prior to the Closing, for purposes of IR/PR services for a minimal period commencing as of the Closing as shall be agreed among the parties.

8.5	The Valuation, as shall be submitted to the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange") in accordance with the Stock Exchange rules and regulations, as in effect, for the purposes of determining the rate of Mainrom's public holdings with respect to the Stock Exchange's requirements (the "Requirements"), shall reflect Kitov a valuation of at least US$40,000,000.

8.6	Mainrom shall have received the approval of the Stock Exchange for the issuance of the Issued Shares and the shares underlying the Closing Options and the Conversion Option.

8.7	All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by Kitov and/or the Shareholders, as applicable, prior to or at the Closing, shall have been performed or complied with by Kitov and/or the Shareholders, as applicable, prior to or at the Closing.

9	Conditions to Closing by the Shareholders

The obligations of the Shareholders to transfer the Transferred Shares to Mainrom are subject to the fulfillment at or before the Closing of the following conditions precedent (the “Shareholders Closing Conditions”; and together with Mainrom Closing Conditions, the “Closing Conditions”) any one or more of which may be waived in whole or in part in writing by Shareholders holding the majority of the shares of Kitov (the “Majority Shareholders”), which waiver shall be at the sole discretion of such Shareholders:

9.1	The representations and warranties made by Mainrom and Haiku in Section 5 of this Agreement shall have been true and correct when made and as of the Closing as if made on the date of the Closing;

9.2	The meeting of the shareholders of Mainrom shall have duly approved: (i) the transactions contemplated hereunder, including without limitation the issuance of the Issued Shares to the Shareholders; and (ii) the increase of the registered share capital of Mainrom.

9.3	Mainrom shall have no outstanding liabilities, other than the Mainrom Financial Obligations.

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9.4	In connection with and for purposes of meeting the Requirements, Roichman's Holdings shall not exceed 3,800,000 ordinary shares of no nominal value of Mainrom in order for the public to hold at least 15% of the shares of Mainrom and conform with applicable TASE requirements.

9.5	A pre ruling from the Israeli Tax Authority in relation to the tax treatment of the Share Exchange event between the Shareholders and Mainrom in accordance with Section 104B(f) and 103 of the Tax Ordinance (and not the personal tax status of each Shareholder as a result thereof), shall have been received (the "Pre Ruling"). In the event that the Pre Ruling is not received by April 22nd, 2013, and unless this Shareholders Closing Condition was previously waived by the Majority Shareholders, Mainrom shall be entitled, at its sole discretion, and in addition to and without derogating from any other legal remedy of Mainrom, to terminate this Agreement and neither Kitov nor any of the Shareholders nor anyone on their behalf, shall have any claims and/or contents of any kind or type against Mainrom, its shareholders, directors, officers, advisors, employees and/or successors with respect to such termination

9.6	The approval by the Stock Exchange for the registration and trade of the Issued Shares,including without limitation shares resulting from the exercise of Mainrom's exercisable securities if any;

9.7	All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by Mainrom prior to or at the Closing, shall have been performed or complied with by Mainrom prior to or at the Closing;

9.8	All of the documents to be delivered by Mainrom to the Shareholders shall have been delivered to the Shareholders.

9.9	All of Mainrom's currently residing directors, excluding Issac Israel and the external directors, have terminated their engagement as directors in Mainrom's Board and Mainrom delivered a notice regarding their resignation to the Company Registrar.

10	Interim Period

10.1	During the period commencing as of the Execution Date and ending upon the earlier of the Closing Date or May 31 2013 (the "Interim Period"), Mainrom shall not perform, without the prior written approval of Kitov , any action other than as (1) may be required by law or agreement which was in effect prior to the date hereof (2) or contemplated hereunder or required for the consummation of the transaction contemplated hereunder or (3) in the ordinary course of operations of Mairom as a publically traded company with no business activity.

10.2	During the Interim Period, Kitov shall not perform, without the prior written approval of Mainrom, any action other than as (1) may be required by law or agreement which was in effect prior to the date hereof (2) or contemplated hereunder or required for the consummation of the transaction contemplated hereunder or (3) in the ordinary course of business of Kitov.

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10.3	The above notwithstanding, During the Interim Period, neither Kitov nor any of the Shareholders perform, without the prior written approval of Mainrom, any of the following: (a) dividend or bonus share distribution; or (b) enter into negotiations, offering or soliciting third parties to acquire control of Kitov or its business activity (c) Issue or sell or transfer any shares or securities of Kitov.

10.4	Kitov shall provide Mainrom with any and all information and documents reasonably required by Mainrom in connection with the Disclosure Documents and/or any other disclosure requirements under law or demand by the Securities Authority.

10.5	The Parties acknowledge that certain Shareholders are entering into five (5) year Gain Recognition Agreements (“GRAs”) with the Internal Revenue Service of the United States in order to avoid immediate taxation by the United States as a result of the transactions contemplated in this Agreement. Mainrom agrees that it will provide to any Shareholder entering into a GRA all information reasonably requested by the Shareholder in writing, including notice (within 21 days of written request from any Shareholder) of the occurrence of any of the following events with respect to Mainrom or Kitov during the tax period(s) specified by Shareholder: (a) any complete or partial disposition of any of the Transferred Shares or any of the Kitov securities, whether such disposition occurs directly or indirectly by transfer of the majority of Mainrom securities; (b) any disposition of substantially all of the assets of the Kitov; and (c) the entry of the Kitov into any partnership or joint venture arrangements, whether directly or indirectly.

10.6	Kitov and the Shareholders undertake that as of the Closing and immediately following the Closing the Kitov Financial Obligations shall not exceed the following: (i) NIS1,000,000 with respect to financial obligations towards third parties; and (ii) US$370,000 with respect to financial obligations towards the Shareholders.

10.7	The Mainrom Financial Obligations towards Roichman as set forth in Section 5.1.5 above and the Kitov Financial Obligations as set forth in Section 0 above shall be repaid to Roichman and the Shareholders simultaneously and pro-rata to their respective debt amounts set forth above as of the Closing. It is hereby clarified that the repayment of the above financial obligations shall be subject to and only following the payment in full of the Investments Consideration in Section 11.3 below.

11	Haiku and/or Roichman Obligations and Benefits

11.1	At the Closing, Haiku and/or Roichman (collectively the "Lender") shall advance Mainrom a loan in the total amount of NIS 500,000 (the "Loan Amount"). The Loan Amount shall be repaid to the Lender by Mainrom at such time in which Mainrom and/or Kitov shall raise as of the Closing (either by way of a private placement or a public offering) an aggregate amount of at least NIS 500,000. Without derogating from any other legal rights and/or remedies available to the Lender in connection therewith, if the Loan will not be repaid when due, Lender may, at its sole discretion, convert the Loan Amount, into Mainrom's securities, at a conversion price reflecting a thirty (30) percent discount of the Applicable PPS (as defined below) (the "Conversion Option").

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For the purposes hereof, the "Applicable PPS" shall mean the average price of Mainrom's ordinary Shares in the Stock Exchange during the 30 trading days period prior to the conversion notice by Lender. The above Conversion Option shall be subject to the approval of the Stock Exchange and the approval of Mainrom's relevant organs, as legally required.

11.2	In addition to the foregoing, in the event that Mainrom offers its shares to the public and in such offer obtains preliminary obligations to purchase its securities under such public offering in an amount of at least NIS500,000, then in such event the Lender hereby irrevocably and unconditionally commits to participate in such public offering by placing orders to purchase the securities offered by Mainrom in such public offering in an amount of at least NIS750,000. Notwithstanding the foregoing, in the event that public offering includes options to purchase Mainrom's shares in consideration for a "premium", the Lender shall place orders to purchase the securities offered in such offering in an amount equal to NIS750,000 less the exercise price of the offered options which will be purchased by him in the event that all of the Lender's order is fulfilled in whole. For avoidance of doubt, in the event of such offering, the Loan Amount shall be repaid to the Lender immediately following such offer.

11.3	Without derogating from the foregoing, Haiku shall be entitled to receive, out of all funds raised by Mainrom, in a single or a series of transactions (in this Section the "Invested Amounts"), as follows: (i) 10% of all Invested Amounts up to an amount of NIS 9,000,000 in the aggregate; and (ii) 25% of all Invested Amounts exceeding NIS 9,000,000. Notwithstanding the foregoing the total cumulative amount to which Haiku shall be entitled under this Section 11.3shall not exceed NIS 2,500,000 (the “Investments Consideration”). VAT shall be added to all amount set forth above if applicable under any law.

11.4	In the event that Mainrom's Financial Obligations at the Execution Date exceed the amounts listed in Schedule 5.1.5 (the "Maximum Obligation"), i.e. that Mainrom's representation under Section 5.1.5 is found inaccurate, by more than NIS50,000, then Roichman shall indemnify the Shareholders, pro rata to their holdings in Mainrom at the Closing, in an amount equal to 70% of the sum of the excess of Mainrom's Financial Obligations, provided however that the indemnification amount shall not exceed NIS 1,000,000 (the "Indemnification Amount").

Roichman indemnification obligations hereunder (the "Indemnification Obligation") shall be limited as follows: (i) the Indemnification Obligation shall terminate upon the lapse of 18 month as of the Closing Date and to that extent the parties shall enter into a limitation agreement; (ii) no claim for indemnification shall be brought unless the Indemnification Amount shall exceed NIS100,000 (in which case the claim may be brought from the "first dollar"); and (iii) the Indemnification Obligation shall be limited to transfer by Roichman of its Mainrom shares. Any other provision notwithstanding the Shareholders and/or Kitov and/or Mainrom shall not be entitled to any monetary or other (except by Mainrom's shares as set forth in this sub-section (iii)) compensation from Roichman. For the purpose of this section 11.4, the value of Roichman's shares shall be determined according to the average of (i) the value of the shares in the transaction contemplated hereunder according to the Valuation, and (ii) the average value of the shares during a period of 30 trading adding prior to the time of indemnification.

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12	Miscellaneous.

12.1	Duration. This agreement shall be valid and binding for a period until the earlier of (a) the Closing of the Share Exchange, or (b) three (3) months commencing as of the date hereof. Thereafter, in the event that the Share Exchange has not occurred prior thereto, this Agreement shall expire and shall be null and void.

12.2	Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this agreement and the intentions of the parties as reflected thereby.

12.3	Governing Law. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provision thereof, and the parties hereto irrevocably submit to the exclusive jurisdiction of the courts in Tel-Aviv, Israel in respect of any dispute or matter arising out of or connected with this Agreement.

12.4	Successors and Assigns. Except as otherwise expressly stated to the contrary herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns under law, heirs, executors, and administrators of the parties hereto.

12.5	Entire Agreement; Amendment and Waiver. This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. All prior understandings and agreements among the Parties are void and of no further effect. Any term of this Agreement may be amended, waived, or discharged (either prospectively or retroactively, and either generally or in a particular instance), by a written instrument signed by all the Parties to this Agreement.

12.6	Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth in Schedule 12.6 attached hereto or at such other address as the party shall have furnished to each other party in writing as above provided. Any notice sent in accordance with this Section 8.6 shall be effective (i) if mailed by registered or certified mail, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if send via facsimile, upon transmission and telephonic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and telephonic confirmation of receipt, or upon receipt of a copy sent by mail as set forth above.

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12.7	Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law, or otherwise afforded to any of the parties, shall be cumulative and not alternative.

12.8	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

12.9	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

12.10	Heading, Preamble, and Schedules. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The Preamble and Schedules are an integral and inseparable part of this Agreement.

[Remainder of Page Left Intentionally Blank]

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IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth

Kitov Pharmaceuticals Ltd.		Mainrom Line Logistics Ltd.

By:	/s/ Morris Laster	By:	/s/ Issac Israel

Name:	Morris Laster, MD	Name:	Issac Israel

Title:	President	Title:	CEO

SHAREHOLDERS:

/s/ Morris Laster		/s/ Haiku Capital Ltd.
Morris Laster		Haiku Capital Ltd.

/s/ Sheer Roichman
JPW PCH LLC		Sheer Roichman
By:	/s/ J. Paul Waymack
Name:	J. Paul Waymack
Title:	CEO

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SCHEDULE A

The registered capital of the Company is NIS 200,000, divided to 20,000,000 shares in the value of NIS 0.01 per share.

List of shareholders (Outstanding Capital):

Shareholders	Total Number of Shares in the Company	Type of Shares	Value of Each Share
Dr Morris Laster	2,000,000	Ordinary	NIS 0.01
JPW PCH LLC	8,000,000	Ordinary	NIS 0.01
Total	10,000,000		NIS 100,000

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SCHEDULE 1.1

Language for agreement with the Additional Holdings Trustee

The parties agree that the Additional Holdings are held pursuant to this [Trust Agreement] for the sole benefit of Mainrom, and that Mainrom shall have all beneficial rights, ownership or interest in and to the Additional Holdings and to any of the income, sales proceeds, dividends, distributions, economic or other benefits resulting from the ownership of the Additional Holdings. It is the intent of the parties that Mainrom shall be deemed to “control” the Additional Holdings and under all circumstances title to the Additional Holdings shall be distributed to Mainrom at such time as provided in [the Share Transfer Agreement and this Trust Agreement]

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SCHEDULE 1.3

Milestone

The milestone will be met when the pivotal clinical trial has been completed, the data have been analyzed, and the data analyses have demonstrated that the reduction in blood pressure in the group treated with the Kitov drug KIT-302 was at least half of that achieved with amlodipine monotherapy.

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SCHEDULE 1.4

Allocation Table in connection with the Transferred Shares to be transferred by Shareholders to Mainrom & the Issued Shares to be issued by Mainrom to the Shareholders

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SCHEDULE 1.5A

Terms and Conditions of the Options of Mainrom granted to Simcha Rock at the Closing

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SCHEDULE 1.5B

Terms and Conditions of the Options of Mainrom granted to Lior Tamar Investments Ltd. at the Closing

Option Holder(s)		Lior Tamar Investments Ltd. ("Lior Tamar"), and/or any other third party as may be designated by Lior Tamar.
Number of Options		Options to purchase 1,194,616 ordinary shares of Mainrom (the "Options").
Exercise Period		Five (5) years as of the date of execution by both parties of an Option Agreement to this effect.
Exercise Price		NIS 0.10 per share.
Vesting		All Options shall be fully vested and exercisable immediately upon the date of grant of such Options.
Adjustments	Dividend Distribution:	In the event of dividend distribution during the Exercise Period, the Exercise Price shall be decreased by an amount equal to the dividend amount in NIS.
	Bonus Shares Issuance:	In the event of a bonus shares issuance during the Exercise Period, the rights of the Option Holder(s) shall be preserved in a manner that immediately after the business day preceding the "ex-dividend" date for the issuance of the bonus shares (in this section the "Determining Date"), the shares that the Option Holder(s) is entitled to pursuant to the exercise of the Options, shall be increased by an amount equal to the number of the bonus shares such Option Holder(s) would have been entitled to had it exercised its Options immediately prior to the Determining Date allowing it to participate in the issuance of the bonus shares.
	Offer of securities by way of a rights issue:	In the event of an offer of securities by way of a rights issue during the Exercise Period, the number of shares the Option Holder(s) is entitled to pursuant to the exercise of Options will be adjusted according to the benefit pursuant to the rights issue, as reflected in the ratio between the price of the share as set on the TASE on the last trading day immediately prior to the "ex" day and the price of the share on the "ex-rights" day.
Transfer		The Options, in whole or in part, may be transferred to any third party designated by the Option Holder(s), provided an appropriate transfer deed is executed by the parties thereto and delivered to the registered office of Mainrom.

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SCHEDULE 2.3.4

Agreement to Terminate JPW PCH LLC's right to purchase assets from Kitov

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SCHEDULE 3A

Directors to be appointed to Mainrom's board of directors at the Closing

1.	Dr. Paul Waymack;
2.	Dr. Morris Laster; and
3.	Mr. Simcha Rock

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SCHEDULE 3B

Directors' Declarations according to applicable law

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SCHEDULE 5.1.2

Mainrom Share Capital

Shareholders	Securities Allocation	Securities Type
Sheer Roichman	5,418,886	Ordinary
Public	2,186,837	Ordinary
Mainrom Line Logistics Ltd.	270	Ordinary
Total	7,605,993

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SCHEDULE 5.1.5

Mainrom's Obligations

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SCHEDULE 7.1

Kitov's Total Obligations and Liabilities

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SCHEDULE 12.6

List of Addresses

Name	Address
Kitov Pharmaceuticals Ltd.	11 Reuven Shari str., Jerusalem 7246, Israel
Morris Laster	11 Reuven Shari str., Jerusalem 7246, Israel
JPW PCH LLC	1615 Suter's Lane NW, Washington DC, 20007, United States
Mainrom Line Logistics Ltd.	Capital Point, 132 Menachem Begin str., Tel-Aviv 67021, Israel
Sheer Roichman	7 Ophir str., Tel-Aviv, Israel
Haiku Capital Ltd.	7 Ophir str., Tel-Aviv, Israel

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